UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

DIGITAL FUSION, INC.

(Name of Issuer)

COMMON STOCK,  $0.01 PAR VALUE

(Title of Class of Securities)

25386R-10-1

(CUSIP Number)

RICHARD B. HADLOW, ESQ.

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, FL 33602

(813) 227-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052 10 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael W. Wicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,625,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,625,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%
14.	Type of Reporting Person (See Instructions) IN

This amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of Michael W. Wicks to amend the Schedule 13D which was originally filed on January 13, 2005. relating to the common stock of Digital Fusion, Inc.  All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the original Schedule 13D.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended.  Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,625,000 shares of Common Stock, which includes 425,000 shares held directly and the Notes convertible into 1,200,000 shares at a price of $2.25 per share.  The Reporting Person's holding constitutes, in the aggregate, approximately 13.3% of the Issuer's Common Stock, based on its Quarterly Report on Form 10-QSB for the quarter ending June 30, 2005.

(c) The Reporting Person has transferred 150,000 shares of Common Stock of the Issuer to two individuals as gifts pursuant to stock transfer agreements, on August 5, 2005 for no consideration.

Item 7.	Material to Be Filed as Exhibits

(3)      Stock  Transfer Agreement, dated as of August 5, 2005, by and among Steve Thornton and the Reporting Person.

(4)       Stock Transfer Agreement, dated as of August 5, 2005, by and among George Hill  and the Reporting Person.

Signature

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

October , 2005
Date
/s/ Michael W. Wicks
Signature
Michael W. Wicks
Name/Title